Exhibit 99.1

Points International Announces Closing of its C$31.6 Million Bought
Deal Offering Including Full Exercise of Over-Allotment Option

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

TORONTO, March 29, 2021 /CNW/ -- Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (“Points” or the “Company”), the global leader in powering loyalty commerce, is pleased to announce that it has closed its previously announced bought deal public offering, pursuant to which a syndicate of underwriters led by Acumen Capital Finance Partners Limited (the “Lead Underwriter”) and including Cormark Securities Inc., RBC Dominion Securities Inc., and Scotia Capital Inc. (together with the Lead Underwriter, the “Underwriters”) purchased, on a bought deal basis, 1,687,510 common shares of Points (“Common Shares”) at a price of $18.75 per Common Share (the “Offering Price”) for aggregate gross proceeds to the Company of approximately $31.6 million, including full exercise of the Underwriters’ over-allotment option (the “Offering”).

The Common Shares were offered by way of short form prospectus in all of the Provinces of Canada. The Company intends to use the net proceeds of the Offering to fund the advancement of (i) its product road map; (ii) data analytics, marketing automation and machine learning capabilities; and (iii) other future growth opportunities. The net proceeds may also be used to accelerate the Company’s business development pipeline.

About Points

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world’s leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares in the United States nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares offered under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States. Accordingly, the Common Shares offered under the Offering may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available.

Caution Regarding Forward-looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements include the intended use of net proceeds of the Offering. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points’ annual information form, Form 40-F, annual and interim management's discussion and analysis (“MD&A”), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com